United States securities and exchange commission logo





                 November 1, 2022

       Christopher S. Bradshaw
       President and Chief Executive Officer
       Bristow Group Inc.
       3151 Briarpark Drive
       Suite 700
       Houston, TX 77042

                                                        Re: Bristow Group Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 25,
2022
                                                            File No. 333-267994

       Dear Christopher S. Bradshaw:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Kevin Dougherty, Staff
       Attorney, at (202) 551-3271 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Atma Kabad, Esq.